March 5, 2019

Alan Knitkowski
Chief Executive Officer
Phunware, Inc.
7800 Shoal Creek Blvd, Suite 230-S
Austin, TX 78757

       Re: Phunware, Inc.
           Registration Statement on Form S-1
           Filed February 5, 2019
           File No. 333-229524

Dear Mr. Knitkowski:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary, page 1

1. In a risk factor on page 19, you disclose that PhunCoin, Inc. launched a Rule 506(c)
       offering in June 2018 that gave investors the right to acquire future PhunCoin. You state that $985,000 has been raised, which is the same amount that you disclosed in the Stellar
       Acquisiton III Form S-4 registration statement declared effective on November 13, 2018.
       Please clarify in the summary whether this Rule 506(c) private offering is ongoing and provide an update to the amount raised.
2. Please clarify in the summary when the issuance of PhunCoin tokens is expected to occur. On page F-42, you disclose that PhunCoins will be issued to PhunCoin rights holders the:
 Alan Knitkowski
FirstName LastNameAlan Knitkowski
Phunware, Inc.
Comapany NamePhunware, Inc.
March 5, 2019
March 5, 2019 Page 2
Page 2
FirstName LastName

         "earlier of (i) the launch of PhunCoin's, Inc.'s blockchain technology enabled rewards marketplace and data exchange ("Token Generation Event"), (ii) one (1) year after the issuance of the Rights to the purchaser, or (iii) the date PhunCoin, Inc. determines that it has the ability to enforce resale restrictions with respect to PhunCoin pursuant to applicable federal securities laws. Proceeds from the Rights offering are generally not refundable if the Token Generation Event is not consummated; however, the Company believes PhunCoin, Inc. has a contractual obligation to use good faith efforts to issue a
         Token to Rights holders under the Token Rights Agreement."

         Provide a status of the development of your PhunCoin ecosystem and blockchain technology and whether you anticipate such issuances will occur within one year of the issuance of the PhunCoin rights.
3. Disclose that PhunCoin, Inc. filed a Form C Offering Statement on January 22, 2019 for the further issuance of PhunCoin rights pursuant to Regulation CF. Where appropriate, please provide a brief description of this offering and describe its potential effect on your resale common stock offering, existing Rule 506(c) offering, and Series F Preferred Stock
         PhunCoin rights. Clarify the uncertain timing of the PhunCoin issuance and development of your PhunCoin ecosystem.
Risk Factors
The price of our common stock and warrants has been, and may continue to be, volatile, and you could lose all or part of your investment, page 31

4. You disclose that from December 28, 2018 through February 4, 2019 your closing price for your common stock has ranged from $10.84 per share to $308.40 per share based on an average trading volume of 8,687. You also indicate you may have volatility in your stock and warrant prices "for reasons that are unknown to us." Since the filing of this registration statement, your common stock closing price per share has declined to $33.50 as of March 4, 2019. Please provide an explanation of the factors that may be causing the volatility in your stock price. Clarify the anticipated effect of the offering on your public float and share price.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Barbara
C. Jacobs,
Assistant Director, at (202) 551-3735 with any other questions.
 Alan Knitkowski
Phunware, Inc.
March 5, 2019
Page 3

                                    Sincerely,

FirstName LastNameAlan Knitkowski   Division of Corporation Finance
                                    Office of Information Technologies
Comapany NamePhunware, Inc.
                                    and Services
March 5, 2019 Page 3
cc:       Eric Hsu, Esq.
FirstName LastName